# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M804
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 240, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001214659-21-010421
Filed by CIK 0001212502
Persons authorized to receive notices and communications: MILTON C. AULT, III, c/o Ault & Company, Inc., 11411 Southern Highlands PKWY, Suite 330, LAS VEGAS, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 13,900,765; sole dispositive power 0; shared dispositive power 13,900,765; aggregate amount beneficially owned 13,900,765 (91.74% of the class)
  Comment: (1) Represents (i) 8,249 shares of class A common stock ("Class A Shares"), (ii) 4,234,561 shares of Class A Shares issuable upon conversion of 4,234,561 shares of class B common stock ("Class B Shares"), (iii) 9,140,771 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 88,494 Class A Shares issuable upon conversion of 495 shares of Series G Convertible Preferred Stock and (v) 428,690 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $5.47, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock and Series G Preferred Stock are based upon conversion prices of $5.47 and $5.5936, respectively.
  (2) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Convertible Preferred Stock and Series G Convertible Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 1,259,893 Class A Shares outstanding as of January 3, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 13,892,516 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Convertible Preferred Stock, Series G Convertible Preferred Stock and warrants at any time within the next 60 days.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 847; shared voting power 13,900,765; sole dispositive power 847; shared dispositive power 13,900,765; aggregate amount beneficially owned 13,900,765 (91.74% of the class)
  Comment: (1) Represents (i) 500 Class A Shares, (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares and (iii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days.
  (2) Represents (i) 8,249 Class A Shares held by Ault & Company, Inc., (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by Ault & Company, Inc., (iii) 9,140,771 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, Inc., (iv) 88,494 Class A Shares issuable upon conversion of 495 shares of Series G Convertible Preferred Stock held by Ault & Company, Inc., and (v) 428,690 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company, Inc. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $5.47, or (B) 105% of the volume weighted average price of Class A Shares during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock and Series G Preferred Stock are based upon conversion prices of $5.47 and $5.5936, respectively.
  (3) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Convertible Preferred Stock and Series G Convertible Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 1,259,893 Class A Shares outstanding as of January 3, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 13,892,863 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Convertible Preferred Stock, Series G Convertible Preferred Stock, warrants and a stock option at any time within the next 60 days.
- Horne William B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 2; shared voting power 0; sole dispositive power 2; shared dispositive power 0; aggregate amount beneficially owned 2 (0% of the class)
  Comment: (1) Represents (i) one (1) Class A Share issuable upon conversion of one (1) Class B Share and (ii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days.
- Nisser Henry Carl (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); member of a group; source of funds: affiliate funds (AF); sole voting power 2; shared voting power 0; sole dispositive power 2; shared dispositive power 0; aggregate amount beneficially owned 2 (0% of the class)
  Comment: (1) Represents (i) two (2) Class A Shares, (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share and (iii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 240, LAS VEGAS, Nevada (NV), 89141
Comment:
This Amendment No. 9 ("Amendment No. 9") amends and supplements the Schedule 13D filed by the undersigned on October 12, 2021 and amended on November 24, 2021, January 4, 2022, July 11, 2022, August 11, 2022, August 22, 2022, September 8, 2022, October 24, 2023 and July 24, 2024 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 9, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 9 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This statement relates to the (i) Class A Common Stock, $0.001 par value per share (the "Class A Shares"), (ii) Class B Common Stock, $0.001 par value per share (the "Class B Shares"), (iii) Series C Convertible Preferred Stock ("Series C Preferred Stock") and (iv) Series G Convertible Preferred Stock ("Series G Preferred Stock"), of Hyperscale Data, Inc., a Delaware corporation (the "Issuer"). When used collectively, the Class A Shares and the Class B Shares are referred to as the "Shares." Each Class B Share is convertible, at any time at the option of the holder into one Class A Share. Except with respect to voting rights, the Class A and Class B Shares are identical in all respects and, except as may be required by applicable law, the holders of Class A Shares and the holders of Class B Shares vote together as a single class. The holders of Class A Shares are entitled to cast one vote per share, and the holders of Class B Shares are entitled to cast 10 votes per share. Ault & Company, the holder of Series C Preferred Stock and Series G Preferred Stock, is entitled to vote with the Class A Shares as a single class on an as-converted basis, subject to applicable law provisions of the Delaware General Corporation Law and the NYSE American (the "Exchange"), provided, however, that for purposes of complying with Exchange regulations, the conversion price, (X) for purposes of determining the number of votes the holder of Series C Preferred Stock is entitled to cast, shall not be lower than $107.625, which represents the closing sale price of the Class A Shares on the trading day immediately prior to the execution date of the securities purchase agreement which provides for Ault & Company's ability to acquire the Series C Preferred Stock and (Y) for purposes of determining the number of votes the holder of Series G Preferred Stock is entitled to cast, shall not be lower than $5.38, which represents the closing sale price of the Class A Shares on the trading day immediately prior to the execution date of the securities purchase agreement which provides for Ault & Company's ability to acquire the Series G Preferred Stock.
The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The stock options owned by Messrs. Ault, Horne and Nisser were awarded to them in their capacities as officers and/or directors of the Issuer. The two (2) Class A Shares owned directly by Mr. Nisser were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer. Two (2) Class A Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 498 Class A Shares owned directly by Mr. Ault is $150,702.61. The Class B Shares owned by the Reporting Persons were issued as a stock dividend by the Issuer.
The aggregate purchase price of the 8,249 Class A Shares owned directly by Ault & Company is $2,661,340. The purchase price of the 50,000 shares of Series C Preferred Stock owned directly by Ault & Company, which are currently convertible into 9,140,771 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 374,192 Class A Shares (the "Series C Warrants"), is $50,000,000. The purchase price of the 495 shares of Series G Preferred Stock owned directly by Ault & Company, which are currently convertible into 88,494 Class A Shares, and warrants owned directly by Ault & Company, which are not currently exercisable into Class A Shares (the "Series G Warrants"), is $495,000. The remaining warrants owned directly by Ault & Company, which are currently exercisable into 54,498 Class A Shares (the "Warrants"), were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The aggregate percentage of Class A Shares reported owned by each Reporting Person is based upon 1,259,893 Class A Shares outstanding, which is the total number of Class A Shares outstanding as of January 3, 2025, as reported by the Issuer to the Reporting Persons. Based on the 1,259,893 Class A Shares, 5,000,000 Class B Shares, 50,000 shares of Series C Preferred Stock and 495 shares of Series G Preferred Stock outstanding as of January 3, 2025, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 82.8% of the Issuer's total voting power.
A. Ault & Company (a) As of the date hereof, Ault & Company may be deemed to beneficially own 13,900,765 Class A Shares, consisting of (i) 8,249 Class A Shares, (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares, (iii) 9,140,771 Class A Shares issuable upon conversion of 50,000 shares of Series C Preferred Stock, (iv) 88,494 Class A Shares issuable upon conversion of 495 shares of Series G Preferred Stock and (v) 428,690 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $5.47, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. Each share of Series G Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 9, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock and Series G Preferred Stock are based upon conversion prices of $5.47 and $5.5936, respectively. Does not include 48,145 or 83,643 Class A Shares issuable upon exercise of outstanding Series C Warrants or Series G Warrants, respectively, as such warrants are not exercisable until six months after issuance.
Percentage: 91.74%
B. Milton C. Ault, III (a) As of the date hereof, Mr. Ault may be deemed to beneficially own 13,901,612 Class A Shares, consisting of (i) 500 Class A Shares, (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares, (iii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days, (iv) 8,249 Class A Shares held by Ault & Company, (v) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by Ault & Company, (vi) 9,140,771 Class A Shares issuable upon conversion of 50,000 shares of Series C Preferred Stock held by Ault & Company, (vii) 88,494 Class A Shares issuable upon conversion of 495 shares of Series G Preferred Stock held by Ault & Company and (viii) 428,690 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Each share of Series C Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $5.47, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. Each share of Series G Preferred Stock has a stated value of $1,000.00 and is convertible into Class A Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74, or (B) 105% of the volume weighted average price of the Class A Shares during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 9, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock and Series G Preferred Stock are based upon conversion prices of $5.47 and $5.5936, respectively. Does not include 48,145 or 83,643 Class A Shares issuable upon exercise of outstanding Series C Warrants or Series G Warrants, respectively, owned by Ault & Company, as such warrants are not exercisable until six months after issuance. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault & Company by virtue of his relationship with Ault & Company described in Item 2.
Percentage: 91.74%
C. William B. Horne (a) As of the date hereof, Mr. Horne may be deemed to beneficially own two (2) Class A Shares, consisting of (i) one (1) Class A Share issuable upon conversion of one (1) Class B Share and (ii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days.
D. Henry C.W. Nisser (a) As of the date hereof, Mr. Nisser may be deemed to beneficially own four (4) Class A Shares, consisting of (i) two (2) Class A Shares, (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share and (iii) one (1) Class A Share underlying a stock option currently exercisable or exercisable within 60 days.
Percentage: Less than 1%
E. Kenneth S. Cragun (a) As of the date hereof, Mr. Cragun is not deemed to beneficially own any Class A Shares.
Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ault & Company (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 13,900,765, 3. Sole power to dispose or direct the disposition: 0, ?4. Shared power to dispose or direct the disposition:
13,900,765
B. Milton C. Ault, III (b) 1. Sole power to vote or direct vote: 847, 2. Shared power to vote or direct vote: 13,900,765, 3. Sole power to dispose or direct the disposition: 847, 4. Shared power to dispose or direct the disposition: 13,900,765
C. William B. Horne (b) 1. Sole power to vote or direct vote: 2, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 2, 4. Shared power to dispose or direct the disposition: 0
D. Henry C.W. Nisser (b) 1. Sole power to vote or direct vote: 4, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 4, 4. Shared power to dispose or direct the disposition: 0
E. Kenneth S. Cragun (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 0, 4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
A. Ault & Company (c) Other than as disclosed on Exhibit 1, Ault & Company has not entered into any transactions in the Shares during the past sixty days.
B. Milton C. Ault, III (c) Other than as disclosed on Exhibit 2, Mr. Ault has not entered into any transactions in the Shares during the past sixty days.
C. William B. Horne (c )Other than (i) Mr. Horne receiving one (1) Class B Share on December 16, 2024 as a dividend from the Issuer and (ii) the sale of two (2) Class A Shares in the open market on December 30, 2024 at a price per Share of $5.205, Mr. Horne has not entered into any transactions in the Shares during the past sixty days.
D. Henry C.W. Nisser (c) Other than Mr. Nisser receiving one (1) Class B Share on December 16, 2024 as a dividend from the Issuer, Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.
E. Kenneth S. Cragun (c) Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.
The filing of this Amendment No. 9 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Chief Executive Officer (01/06/2024)
- AULT MILTON C III: /s/ Milton C. Ault, III, MILTON C. AULT, III (01/06/2024)
- Horne William B: /s/ William B. Horne, WILLIAM B. HORNE (01/06/2024)
- Nisser Henry Carl: /s/ Henry C.W. Nisser, HENRY C.W. NISSER (01/06/2024)
- CRAGUN KENNETH S: s/ Kenneth S. Cragun, KENNETH S. CRAGUN (01/06/2024)